Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

September 23, 2004

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated September 13, 2004 and the news release dated September 23, 2004 with accompanying Material Change Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 9/29

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Hits Long Intervals of Molybdenum/Copper Mineralization at the Bear Property

Vancouver (September 13, 2004) - Imperial Metals Corporation (III-TSX) has completed a 1,704 metre, five hole diamond drill program at the Bear property where all holes returned long intercepts of molybdenum/copper mineralization. The Bear property is located 140 kilometres north of Smithers, British Columbia.

The best results are from BD04-18 which returned 295.9 metres of 0.059% molybdenum and 0.27% copper, or 0.56% copper equivalent(*), with mineralization starting at the top of bedrock. Hole BD04-17 was also impressive with 351.0 metres of 0.047% molybdenum and 0.21% copper or 0.44% copper equivalent. Both holes were still mineralized at the completed depth.

Drill Hole #	Total Length (m)	Metre Interval from		to	Interval Length (m)	Moly %	Copper %	Copper Equivalent %*
BD-04-15	299.0	2.4	-	232.5	230.1	0.025	0.12	0.24
BD-04-16	436.5	6.8	-	70.0	63.2	0.027	0.18	0.31
and		227.5	-	405.6	178.1	0.011	0.03	0.09
BD-04-17	406.0	55.0	-	406.0	351.0	0.047	0.21	0.44
including		145.7	-	390.0	244.3	0.061	0.24	0.54
BD-04-18	301.1	5.2	-	301.1	295.9	0.059	0.27	0.56
including		85.0	-	252.5	167.5	0.080	0.32	0.72
and		205.0	-	232.9	27.9	0.108	0.45	0.99
BD-04-19	261.2	7.3	-	246.8	239.5	0.029	0.13	0.27
including		70.7	-	122.5	51.8	0.044	0.17	0.40

* Copper Equivalent is based on Gross Metal Value using long-term estimate prices of US$5.00/lb molybdenum and US$1.00/lb copper.

The work satisfied both goals of the program, to confirm the potential for the property to host the volume and the grades necessary for an economic deposit. Drilling confirmed the size potential for the mineralized body which is open for expansion, both laterally and to depth. Grades returned in 2004 compare favorably with molybdenum deposits that have been developed in British Columbia, as shown in the following table.

Deposit Name	Tonnes (millions)**	Moly %	Copper %	Copper Equivalent %*
Brenda	159.3	0.049	0.18	0.43
Gibraltar	326.5	0.009	0.37	0.42
Endako	194.0	0.08	-	0.77
Huckleberry	91.2	0.014	0.52	0.59

* Copper Equivalent is based on Gross Metal Value using long-term estimate prices of US$5.00/lb molybdenum and US$1.00/lb copper.

** All tonnage and grade estimates from CIM Special Volume 46.

Prospecting at the Bear property uncovered showings to the north, northwest and south of the drilling area. Follow-up work will include investigation of those areas and assess their potential for drilling.

Results from the recent drilling will be compiled and analyzed in order to prepare for a larger program to be initiated in early summer 2005. A complete drill hole table and plan map are available on the Company's website.

Infrastructure in the area is excellent with nearby rail, roads, power and airstrips. With the outlook for a sustained strong molybdenum market, Imperial is well positioned to move the Bear project forward quickly through the next stage of exploration, and further if warranted. Although it is not expected that the recent molybdenum trading price of US$18.75/lb (up from US$2.50/lb in 2002) can be sustained over the long term, a very strong demand for molybdenum from the steel industry should be expected for years to come. This will result in a stronger molybdenum market and price environment than that experienced over the past few years.

The Bear property was acquired earlier in 2004 by optioning a nine unit claim and staking an additional 97 units. Imperial can earn a 100% interest in the property, subject to a 1.5% NSR, by spending $500,000 on exploration and making $115,000 in cash payments over three years. The NSR can be purchased by Imperial for $1,500,000. Currently Imperial has $90,000 in payments and $150,000 in work commitment remaining to complete the earn-in.

Steve Robertson, P.Geo., the designated Qualified Person as defined by National Instrument 43-101, supervised the preparation and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For additional information refer to the Company website at *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959;
Steve Robertson, Senior Geologist - 604.488.2669; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Imperial Metals



632000
632500
6220000
6219500
6219000
N
W
E
S
DDH 02
DDH 07
DDH 06
DDH 01
DDH 05
BD04-19
(270,-45)
DDH 09
DDH 03
(90,-55)
BD04-18
DDH 08
BD04-16
(0,-90)
BD04-17
(270,-45)
96-14
BD04-15
(0,-90)
DDH 04
96-13
DDH 10
96-12
96-11
ENLARGED AREA
BEAR CLAIMS
Imperial Metals
2004 BEAR DRILLING
2004 Drill Holes
Old Drill Holes
50 25 0 50 100 150 200
Meters
SCALE: 1:5,000 DATE: 09/13/2004

Bear Property Drill Summary Table

2004 Drill Data

Drill Hole #	Operator	Metre Interval			Interval Length (m)	Moly %	Copper %	Copper Equivalent %
BD04-15	Imperial	2.4	-	232.5	230.1	0.025	0.12	0.24
including		3.7	-	47.5	43.8	0.031	0.18	0.34
BD04-16	Imperial	6.8	-	70.0	63.2	0.027	0.18	0.31
and		227.5	-	405.6	178.1	0.011	0.03	0.09
BD04-17	Imperial	3.1	-	406.0	402.9	0.042	0.19	0.40
including		55.0	-	406.0	351.0	0.047	0.21	0.44
and		145.7	-	390.0	244.3	0.061	0.24	0.54
BD04-18	Imperial	5.2	-	301.1	295.9	0.059	0.27	0.56
including		111.8	-	260.0	148.2	0.083	0.33	0.75
and		85.0	-	252.5	167.5	0.080	0.32	0.72
and		205.0	-	232.9	27.9	0.108	0.45	0.99
BD04-19	Imperial	7.3	-	246.8	239.5	0.029	0.13	0.27
including		70.7	-	246.8	176.1	0.029	0.15	0.29
and		70.7	-	122.5	51.8	0.044	0.17	0.40

Historical Drill Data

Drill Hole #	Operator	Metre Interval from		to	Interval Length (m)	Moly %	Copper %	Copper Equivalent %
DDH 01	Canico (Inco)	10.7	-	129.8	119.2	0.027	0.13	0.27
including		66.5	-	117.8	51.4	0.035	0.15	0.33
DDH 02	Canico (Inco)	10.0	-	153.0	142.15	0.020	0.11	0.20
including		87.1	-	108.2	21.2	0.028	0.12	0.26
and		126.8	-	153.0	26.2	0.025	0.13	0.26
DDH 03	Canico (Inco)	9.8	-	153.0	143.3	0.050	0.23	0.48
including		9.8	-	59.1	49.4	0.048	0.28	0.52
and		112.1	-	148.7	36.6	0.072	0.27	0.63
DDH 04	Canico (Inco)	14.9	-	153.3	138.4	0.040	0.20	0.40
including		38.1	-	128.3	90.2	0.052	0.23	0.49
and		62.2	-	93.0	30.8	0.086	0.23	0.66
DDH 05	Canico (Inco)	143.8	-	216.7	72.9	0.024	0.12	0.24
DDH 06	Canico (Inco)	71.6	-	103.6	32.0	0.058	0.04	0.33
and		125.0	-	156.4	30.4	0.015	0.11	0.18
DDH 07	Canico (Inco)				no significant intercept			
DDH 08	Canico (Inco)	6.1	-	192.3	186.2	0.056	0.25	0.53
including		106.7	-	192.3	85.6	0.074	0.30	0.67
and		128.0	-	140.2	12.2	0.190	0.20	1.15
DDH 09	Canico (Inco)				no significant intercept			
DDH 10	Canico (Inco)				no significant intercept			
96-11	Int'l Skyline				no significant intercept			
96-12	Int'l Skyline	140.0	-	142.8	2.8	0.025	0.14	0.27
96-13	Int'l Skyline	40.0	-	185.3	145.3	0.017	0.10	0.19
including		87.6	-	185.3	97.7	0.021	0.12	0.23
96-14	Int'l Skyline	4.0	-	125.0	121.0	0.090	0.32	0.77
including		37.0	-	91.0	54.0	0.117	0.36	0.95
and		25.0	-	117.0	92.0	0.102	0.37	0.88

* **Copper Equivalent** is based on Gross Metal Value using long-term estimate prices of US$5.00/lb molybdenum and US$1.00/lb copper.

For additional information on the Bear property, refer to news releases dated September 13, 2004 and July 12, 2004.

Imperial Metals

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

High Grade Results Continue to Expand Mount Polley's Northeast Zone

Vancouver (September 23, 2004) - Imperial Metals Corporation (III-TSX) reports high-grade drilling results in the northern extension of the Northeast Zone. Drill hole WB04-113 intersected 42.5 metres grading 1.75% copper, 0.15 g/t gold and 10.56 ppm silver from 97.5 to 140.0 metres. It is the northern most intercept reported to date and has extended the strike length of the Northeast Zone to 500 metres. Assays for the intervals below 140.0 metres in this 404.2 metre hole are pending.

Drill hole WB04-102 intersected 227.3 metres grading 1.11% copper, 0.41 g/t gold and 7.52 ppm silver. This interval is 30 metres north of previously reported drill hole WB04-99 which intersected 250.0 metres grading 0.83% copper, 0.25 g/t gold and 6.20 ppm silver. Drill hole WB04-98 was drilled on the same section as WB04-102 to test the eastern extent of mineralization, and intersected 62.5 metres grading 1.47% copper, 0.50 g/t gold and 9.05 ppm silver from 302.5 to 365.0 metres.

Drilling shows that significant copper/gold/silver mineralization occurs to the north of the currently designed Wight Pit. In addition, drill holes WB04-104, WB04-106 and WB04-112, each intersected over 34 metres of high grade mineralization within a portion of the Wight Pit that had previously been modeled as waste.

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-98	240	-60	383.1	302.5	-	365.0	62.5	1.48	0.50	9.05
WB04-101	240	-80	431.9	280.0	-	377.5	97.5	0.74	0.27	2.93
WB04-102	60	-70	489.5	215.3	-	442.5	227.3	1.11	0.41	7.52
WB04-104*	60	-70	587.0	81.2	-	118.2	37.0	1.43	0.69	11.29
and				187.5	-	304.0	116.5	0.90	0.06	6.27
and				346.7	-	382.5	35.8	1.41	0.47	11.26
WB04-106*	60	-80	474.0	23.1	-	57.5	34.4	1.44	0.48	16.24
and				195.0	-	250.4	55.4	0.90	0.12	6.71
WB04-107*	60	-70	349.3	95.0	-	117.5	22.5	1.32	0.17	9.49
WB04-112*	60	-70	377.0	63.3	-	97.6	34.3	1.72	0.62	15.12
WB04-113*	60	-70	404.2	97.5	-	140.0	42.5	1.75	0.15	10.56

**assay results for intervals below 382.5 metres in WB04-104; 317.5 metres in WB04-106; 145.0 metres in WB04-107; 225.0 metres in WB04-112; and 140.0 metres in WB04-113 have not yet been received*

To date, a total of 179 holes have been drilled since August 2003, 129 of these holes are located in the Northeast Zone. Two drills continue to test the northern lateral and depth extent of the Northeast Zone, and a third drill is testing the southern edge of the Wight Pit. An updated Table of Assay Results and Drill Plan are available on the Company's website.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

Imperial's wholly owned Mount Polley property, located 56 kilometres northeast of Williams Lake, BC, has been the focus of continuous exploration that includes diamond drilling and trenching since August of 2003.

-30-

For additional drilling information see the Company website at *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959; Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com


592300E
592400E
592500E
592600E
592700E
592800E
592900E
593000E
593100E
5825600N
5825500N
5825400N
5825300N
5825200N
LEGEND
Diamond Drill Hole (June - Sept 2004)
Diamond Drill Hole
N
WB04-98
WB04-103
WB04-105
WB04-92
WB04-113
WB04-91
WB04-110
WB04-90
WB04-107
WB04-108(-90)
WB04-102
WB04-99
WB04-115 (-90)
WB04-101
WB04-102
WB04-106
WB04-94
WB04-104
WB04-112
WB04-76
WB04-111
WB04-109
Outline of
July 2004
Feasibility Pit
(Wight Pit)
WB04-87
WB04-95
WB04-93
WB04-75
WB04-78
WB04-81
WB04-77
WB04-80
WB04-114
WB04-88
WB04-68
WB04-73
WB04-79
WB04-96
WB04-71
WB04-82
WB04-72
WB04-89
WB04-86
WB04-83
WB04-69
WB04-97
METRES
0
50
100
WB04-84
WB04-85
Imperial Metals
MOUNT POLLEY PROPERTY
NORTHEAST ZONE
2003/2004 DRILL PLAN
September 23, 2004


1100
1050
1000
950
900
850
800
750
700
650
600
550
171.2 to 195.6m
(0.59%Cu, 0.04 g/t Au,
4.00 g/t Ag) / 24.4m
and
212.5 to 220.0m
(0.52%Cu, 0.14 g/t Au,
4.23 g/t Ag) / 7.5m
23.1 to 57.5m
(1.44%Cu, 0.48 g/t Au, 16.24 g/t Ag) / 34.4m
and
195.0 to 250.4m
(.90%Cu, 0.12 g/t Au, 6.71 g/t Ag) / 55.4m
WB04-90
WB04-100
215.3 to 442.5m
(1.11%Cu, 0.41 g/t Au, 7.52 g/t Ag) / 227.2m
190.0 to 440.0m
(0.83%Cu, 0.25 g/t Au, 6.20 g/t Ag) / 250.0m
LEGEND
Topographic Surface
Diamond Drill Hole
Mineralized Interval
Assays Pending
WB04-102
WB04-106
WB04-99

Imperial Metals

MOUNT POLLEY PROPERTY

NORTH EAST ZONE

DRILL SECTION - 5540N

LOOKING 330

September 23, 2004

Mount Polley Assay Results to Date – September 23, 2004

Northeast Zone

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	Main	240	-90	184.7	3.1	-	60.0	57.0	2.54	1.15	17.40
WB03 02	Main	240	-60	215.2	2.6	-	79.1	76.5	0.74	0.34	5.00
WB03 03	Main	240	-60	224.3	1.5	-	195.0	193.5	1.33	0.44	10.60
WB03 04	Main	240	-60	224.3	0.6	-	159.0	158.4	0.34	0.21	2.66
WB03 05	Main	240	-60	242.6	3.7	-	37.5	33.8	0.49	0.30	5.32
WB03 06	Main	240	-60	245.7	7.1	-	220.0	212.9	0.98	0.32	6.18
including	Main				7.1	-	110.0	102.9	1.94	0.57	11.71
WB03 07	Main	240	-60	230.4	13.4	-	217.5	204.1	1.02	0.40	7.31
including	Main				13.4	-	126.3	112.9	1.72	0.56	12.33
WB03 08	Main	240		232.9	7.3	-	81.1	73.8	0.98	0.31	8.04
WB03 09	Main	60		172.2	0.0	-	132.5	132.5	1.04	0.24	6.53
including	Main				62.5	-	132.5	70.0	1.69	0.39	10.38
WB03 10	Main	240		212.1	21.3	-	163.6	142.3	1.16	0.40	8.20
WB03 11	Main	240		221.3	24.4	-	205.0	180.6	1.00	0.40	7.30
WB03 12	Main	60		123.1	0.0	-	15.2	15.2	0.72	0.23	6.65
WB03 13	Main	260		53.6	abandoned						
WB03 14	Main	240		230.1	44.3	-	213.3	169.0	1.06	0.37	6.65
including	Main				55.0	-	90.0	35.0	2.02	0.79	12.81
WB03 15	Main	240		221.3	30.0	-	165.0	135.0	1.16	0.35	9.58
including	Main				47.5	-	120.0	72.5	1.82	0.55	16.17
WB03 16	Main	240		184.7	15.2	-	127.5	112.3	0.63	0.20	4.02
including	Main				15.2	-	37.5	22.3	1.41	0.48	9.61
WB03 17	Main	40		159.1	39.6	-	74.2	34.6	1.18	0.09	10.91
WB03 18	Main	60	-50	130.2	85.0	-	97.5	12.5	0.14	0.06	0.06
WB03 19	Main	60	-50	325.2	145.3	-	265.0	119.7	1.02	0.20	9.61
including	Main				147.5	-	195.0	47.5	1.73	0.45	20.32
WB03 20	Main	60	-80	181.1	159.1	-	172.5	13.4	0.17	0.06	0.74
WB03 21	Main	60	-80	306.9	26.5	-	235.0	208.5	1.18	0.45	9.05
including	Main				26.5	-	137.5	111.0	1.78	0.79	15.34
WB04-22	Main	240	-60	215.5	95.0	-	162.5	67.5	2.00	0.94	12.83
WB04-23	Main	60	-50	277.4	62.5	-	195.0	132.5	1.22	0.53	8.48
including	Main				123.5	-	185.0	61.5	2.18	0.90	14.37
WB04-24	Main	60	-50	221.6	47.5	-	195.3	147.8	1.46	0.31	8.92
including	Main				112.5	-	187.5	75.0	2.50	0.52	15.04
WB04-25	Main	60	-50	136.3	9.1	-	67.5	58.4	1.86	0.72	15.09
including	Main				25.0	-	40.0	15.0	4.38	1.92	38.99
WB04-26	Main	60	-50	230.7	130.0	-	217.5	87.5	0.72	0.22	3.92
including	Main				137.5	-	190.0	52.5	1.01	0.34	5.90
WB04-27	Main	60	-50	355.7	200.0	-	241.0	41.0	0.87	0.30	6.68
and	Main				266.6	-	307.5	40.9	1.36	0.14	3.41
WB04-28	Main	60	-50	385.6	239.6	-	353.3	113.7	0.62	0.25	3.20
including	Main				255.0	-	297.5	42.5	0.92	0.46	4.13
WB04-29	Main	240	-85	285.0	21.3	-	158.2	136.9	1.14	0.44	8.57
and	Main				211.8	-	235.0	23.2	0.54	0.35	3.10
WB04-30	Main	60	-50	197.2	25.0	-	147.5	122.5	1.64	0.32	11.63
including	Main				52.5	-	78.3	25.8	3.51	0.96	26.84

Imperial Metals

Mount Polley Assay Results to Date – September 23, 2004

Northeast Zone

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-31	Main	60	-50	136.3	40.0	-	115.6	75.6	0.50	0.20	5.05
including	Main				40.0	-	64.3	24.3	0.66	0.29	7.99
and	Main				102.5	-	115.6	13.1	1.00	0.49	7.10
WB04-32	Main	240	-60	386.2	65.0	-	77.5	12.5	0.45	0.01	3.00
and	Main				149.8	-	237.5	87.7	0.65	0.16	2.95
including	Main				150.0	-	187.5	37.5	1.02	0.14	3.31
WB04-33	Main	240	-60	214.9	42.5	-	45.3	2.8	1.28	0.60	10.02
WB04-34	Main	60	-80	270.1	172.5	-	180.0	7.5	0.91	0.07	2.30
and	Main				205.5	-	217.5	12.0	0.51	0.05	2.02
WB04-35	Main	240	-60	224.3	no significant intercepts						
WB04-36	Main	60	-50	221.6	22.5	-	55.0	32.5	0.55	0.20	5.42
and	Main				115.0	-	132.5	17.5	1.04	0.63	6.47
WB04-37	Main	60	-50	248.1	177.5	-	202.5	25.0	0.62	0.11	4.42
WB04-38	Main	240	-50	248.7	8.2	-	50.0	41.8	2.16	0.66	12.51
and	Main				80.2	-	87.5	7.3	0.46	0.17	4.97
WB04-39	Main	60	-50	120.4	12.5	-	55.0	42.5	1.17	0.43	8.04
WB04-40	Main	60	-50	153.9	7.5	-	15.0	7.5	0.47	0.16	4.27
and	Main				75.0	-	95.0	20.0	0.85	0.59	7.18
WB04-41	Main	240	-50	193.9	75.3	-	79.0	3.7	1.15	0.11	4.71
and	Main				92.3	-	94.3	2.0	2.21	0.22	6.80
and	Main				120.8	-	135.3	14.5	1.27	0.93	7.80
WB04-42	Main	60	-50	248.4	160.0	-	165.0	5.0	0.50	0.13	4.25
WB04-43	Main	60	-50	157.3	48.4	-	97.6	49.2	2.09	0.93	12.05
including	Main				48.4	-	67.0	18.6	4.23	2.15	23.53
WB04-44	Main	60	-50	175.6	3.1	-	47.5	44.4	0.45	0.08	3.36
and	Main				80.0	-	135.0	55.0	1.52	0.24	10.20
WB04-45	Main	60	-50	279.5	93.6	-	115.0	21.4	0.42	0.15	2.80
and	Main				137.5	-	215.0	77.5	1.02	0.38	5.67
WB04-46	Main	60	-50	216.4	25.0	-	45.0	20.0	0.82	0.99	7.80
and	Main				77.5	-	86.0	8.5	0.88	0.49	9.03
and	Main				102.5	-	112.5	10.0	0.43	0.11	3.88
WB04-47	Main	60	-50	319.1	205.0	-	245.0	40.0	0.98	0.44	5.03
and	Main				282.5	-	291.7	9.2	0.46	0.15	2.58
WB04-48	Main	240	-50	227.4	172.5	-	212.5	40.0	0.67	0.36	4.71
including	Main				187.5	-	199.8	12.3	1.16	0.61	7.79
WB04-49	Main	240	-60	215.5	135.4	-	140.0	4.6	0.56	0.18	3.80
and	Main				158.6	-	170.0	11.4	0.75	0.54	4.98
WB04-50	Main	240	-60	246.0	85.0	-	167.5	82.5	1.30	0.20	9.15
WB04-51	Main	60	-50	419.7	no significant intercepts						
WB04-52	Main	240	-60	242.6	56.7	-	122.5	65.8	0.60	0.19	3.96
including	Main				56.7	-	68.4	11.7	1.83	0.46	11.45
WB04-53	Main	60	-50	171.6	10.0	-	144.3	134.3	1.70	0.56	10.62
including	Main				17.5	-	81.4	63.9	1.87	0.49	11.85
including	Main				96.5	-	128.5	32.0	2.99	0.44	17.58
WB04-54	Main	60	-50	230.1	88.0	-	102.5	14.5	0.36	0.02	2.55
and	Main				137.5	-	195.0	57.5	1.09	0.34	7.25

Mount Polley Assay Results to Date – September 23, 2004

Northeast Zone

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-55	Main	60	-50	185.0	3.1	-	10.0	7.0	0.79	0.61	7.84
and	Main				68.4	-	76.7	8.3	0.31	0.13	3.54
and	Main				95.5	-	122.5	27.0	0.55	0.20	4.27
WB04-56	Main	60	-50	215.5	85.0	-	195.4	110.4	1.11	0.33	8.17
WB04-57	Main		-90	170.1	105.0	-	107.5	2.5	1.30	0.06	12.20
WB04-58	Main		-90	209.1	142.5	-	144.4	1.9	0.72	0.20	3.54
WB04-59	Main	60	-50	224.6	27.5	-	176.8	149.3	1.37	0.58	11.15
including	Main				27.5	-	107.5	80.0	2.32	1.07	19.70
including	Main				57.5	-	75.0	17.5	4.93	3.81	42.00
WB04-60	Main	60	-50	273.4	137.3	-	242.5	105.2	1.03	0.34	8.49
including	Main				155.0	-	176.6	21.6	2.70	1.19	27.10
WB04-61	Main	240	-60	155.8	26.9	-	112.5	85.6	0.56	0.25	3.73
WB04-62	Main		-90	126.8	no significant intercepts						
WB04-63	Main	60	-50	352.7	139.5	-	289.5	150.0	0.48	0.09	1.92
WB04-64	Main	60	-50	269.8	90.0	-	237.5	147.5	0.59	0.18	3.52
including	Main				182.9	-	200.0	17.2	2.82	3.52	14.12
WB04-65	Main	60	-50	306.3	172.5	-	280.0	107.5	0.76	0.36	4.27
WB04-66	Main	60	-50	300.8	205.0	-	257.7	52.7	0.61	0.61	4.99
WB04-67	Leak		-90	215.8	no significant intercepts						
WB04-68	Leak		-90	309.7	132.5	-	135.2	2.7	0.36	0.27	1.60
WB04-69	Leak	240	-60	249.0	pending						
WB04-70	Main	60	-50	200.3	17.5	-	25.0	7.5	0.35	0.35	2.00
WB04-71	Leak		-90	235.6	70.0	-	72.5	2.5	0.64	0.41	2.40
and	Leak				85.0	-	88.3	3.3	0.33	0.17	1.93
and	Leak				107.5	-	108.2	0.7	1.66	2.70	4.30
and	Leak				187.5	-	192.5	5.0	0.40	0.16	2.15
WB04-72	Leak		-90	216.4	30.0	-	32.3	2.3	0.57	0.26	2.90
and	Leak				72.5	-	75.0	2.5	0.75	1.85	5.50
and	Leak				123.8	-	130.0	6.2	0.36	0.44	1.30
WB04-73	Leak	240	-45	306.3	13.4	-	15.0	1.6	0.50	0.27	3.20
and	Leak				267.5	-	270.0	2.5	0.81	0.62	8.40
WB04-74	Main			318.8	220.0	-	225.4	5.4	0.28	0.29	0.92
and	Main				285.0	-	287.5	2.5	1.47	0.86	8.30
WB04-75	Leak		-60	209.1	75.0	-	77.5	2.5	1.34	0.26	12.80
WB04-76	Main		-60	203.3	no significant intercepts						
WB04-77	Main		-60	242.9	62.5	-	65.0	2.5	0.01	0.73	0.60
WB04-78	Main		-60	198.1	no significant intercepts						
WB04-79	Main		-90	254.8	15.2	-	46.6	31.4	0.23	0.05	1.15
and	Main				230.0	-	232.5	2.5	0.28	0.43	1.20
WB04-80	Main	60	-70	270.4	25.0	-	30.0	5.0	0.56	0.47	3.55
and	Main				60.0	-	62.5	2.5	0.77	1.00	3.90
WB04-81	Main	60	-50	319.1	97.5	-	145.4	47.9	0.63	0.08	7.49
including	Main				105.0	-	115.0	10.0	1.82	0.27	27.85
WB04-82	Leak	240	-45	182.4	170.8	-	175.6	4.8	1.05	0.78	4.17
and	Leak				127.5	-	145.0	17.5	0.20	0.12	1.04
and	Leak				127.5	-	136.5	9.0	0.20	0.12	1.03
and	Leak				132.5	-	132.8	0.3	0.76	0.31	2.70
including	Leak				90.0	-	92.5	2.5	0.69	0.10	2.60
including	Leak				80.9	-	82.5	1.6	1.05	0.22	3.00

Imperial Metals

Mount Polley Assay Results to Date – September 23, 2004

Northeast Zone

Drill Hole #	Area	Azimuth (°)	Dip (°)	Length (m)	Metre Interval from		to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-83	Leak	60	-45	334.4	85.0	-	93.8	8.8	0.49	0.27	2.05
and	Leak				112.5	-	170.0	57.5	0.42	0.18	1.57
including	Leak				142.5	-	157.5	15.0	0.81	0.22	2.93
WB04-84	Leak	60	-45	249.0	72.5	-	85.0	12.5	0.37	0.04	1.66
WB04-85	Leak	240	-45	242.9	no significant intercepts						
WB04-86	Leak	60	-55	224.6	140.0	-	149.0	9.0	0.27	0.42	1.35
WB04-87	Main	240	-60	200.3	103.1	-	132.7	29.7	1.46	0.18	13.71
WB04-88	Main	60	-50	340.5	193.0	-	205.1	12.2	0.619	0.718	3.903
and	Main				229.6	-	282.5	52.9	0.49	0.06	1.65
WB04-89	Main	60	-50	236.8	72.5	-	75.0	2.5	1.52	0.86	3.10
WB04-90	Main	240	-60	267.3	171.2	-	195.6	24.4	0.59	0.04	4.00
and	Main				212.5	-	220.0	7.5	0.52	0.14	4.23
WB04-91	Main	240	-60	282.6	181.5	-	195.0	13.5	.41	.05	3.26
WB04-92	Main	240	-60	349.6	202.5	-	267.2	64.7	0.85	0.25	5.24
including	Main				202.2	-	267.2	47.0	1.27	0.24	6.41
and	Main				293.0	-	320.0	27.0	0.32	0.14	1.79
WB04-93	Main	240	-60	215.5	27.4	-	162.5	135.1	1.40	0.30	14.26
including	Main				60.0	-	112.5	52.5	2.88	0.64	30.78
WB04-94	Main	60	-63	367.9	152.5	-	165.0	12.5	0.63	0.10	7.12
including	Main				222.7	-	243.1	20.4	0.41	0.40	3.61
WB04-95	Main	0	-90	322.2	27.3	-	197.3	170.1	1.48	0.43	11.51
including	Main				27.4	-	122.5	95.1	2.17	0.66	18.67
WB04-96	Main	60	-50	229.3	36.6	-	74.4	37.8	0.36	0.14	1.68
WB04-97	Main	60	-50	285.3	50.0	-	57.5	7.5	0.45	0.13	2.93
and	Main				97.5	-	102.5	5.0	0.36	0.13	1.90
WB04-98	Main	240	-60	383.1	302.5	-	365.0	62.5	1.48	0.50	9.05
WB04-99	Main	240	-80	492.0	190.0	-	440.0	250.0	0.83	0.25	6.20
including	Main				400.0	-	440.0	40.0	1.18	0.70	11.62
WB04-100	Main	240	-60	346.6	no significant intercepts						
WB04-101	Main	240	-80	431.9	280.0	-	377.5	97.5	0.74	0.27	2.93
WB04-102	Main	60	-70	489.5	215.3	-	442.5	227.2	1.11	0.41	7.52
WB04-103	Main	240	-80	447.1	no significant intercepts						
WB04-104	Main	60	-70	587.0	81.2	-	118.2	37.0	1.43	0.69	11.29
and	Main				187.5	-	304.0	116.5	0.90	0.06	6.27
and	Main				346.7	-	382.5	35.8	1.41	0.47	11.26
WB04-105	Main	240	-80	413.0	no significant intercepts						
WB04-106	Main	60	-80	474.0	23.1	-	57.5	34.4	1.44	0.48	16.24
and	Main				195.0	-	250.4	55.4	0.90	0.12	6.71
WB04-107	Main	60	-70	349.3	95.0	-	117.5	22.5	1.32	0.17	9.49
WB04-108	Main	0	-90	443.8	pending						
WB04-109	Main	60	-70	529.1	pending						
WB04-110	Main	60	-70	352.4	pending						
WB04-111	Main	60	-70	443.8	pending						
WB04-112	Main	60	-70	377.0	63.3	-	97.6	34.3	1.72	0.62	15.12
WB04-113	Main	60	-70	404.2	97.5	-	140.0	42.5	1.75	0.15	10.56

Imperial Metals

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

September 23, 2004

Item 3 News Release

September 23, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on September 23, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation reported high-grade drilling results in the northern extension of the Northeast Zone

Item 5 Full Description of Material Change

Imperial Metals Corporation reported high-grade drilling results in the northern extension of the Northeast Zone. Drill hole WB04-113 intersected 42.5 metres grading 1.75% copper, 0.15 g/t gold and 10.56 ppm silver from 97.5 to 140.0 metres. It is the northern most intercept reported to date and has extended the strike length of the Northeast Zone to 500 metres. Assays for the intervals below 140.0 metres in this 404.2 metre hole are pending.

Drill hole WB04-102 intersected 227.3 metres grading 1.11% copper, 0.41 g/t gold and 7.52 ppm silver. This interval is 30 metres north of previously reported drill hole WB04-99 which intersected 250.0 metres grading 0.83% copper, 0.25 g/t gold and 6.20 ppm silver. Drill hole WB04-98 was drilled on the same section as WB04-102 to test the eastern extent of mineralization, and intersected 62.5 metres grading 1.47% copper, 0.50 g/t gold and 9.05 ppm silver from 302.5 to 365.0 metres.

Drilling shows that significant copper/gold/silver mineralization occurs to the north of the currently designed Wight Pit. In addition, drill holes WB04-104, WB04-106 and WB04-112, each intersected over 34 metres of high grade mineralization within a portion of the Wight Pit that had previously been modeled as waste.

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	Metre Interval to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-98	240	-60	383.1	302.5	-	365.0	62.5	1.48	0.50	9.05
WB04-101	240	-80	431.9	280.0	-	377.5	97.5	0.74	0.27	2.93
WB04-102	60	-70	489.5	215.3	-	442.5	227.3	1.11	0.41	7.52
WB04-104*	60	-70	587.0	81.2	-	118.2	37.0	1.43	0.69	11.29
and				187.5	-	304.0	116.5	0.90	0.06	6.27
and				346.7	-	382.5	35.8	1.41	0.47	11.26
WB04-106*	60	-80	474.0	23.1	-	57.5	34.4	1.44	0.48	16.24
and				195.0	-	250.4	55.4	0.90	0.12	6.71
WB04-107*	60	-70	349.3	95.0	-	117.5	22.5	1.32	0.17	9.49
WB04-112*	60	-70	377.0	63.3	-	97.6	34.3	1.72	0.62	15.12
WB04-113*	60	-70	404.2	97.5	-	140.0	42.5	1.75	0.15	10.56

**assay results for intervals below 382.5 metres in WB04-104; 317.5 metres in WB04-106; 145.0 metres in WB04-107; 225.0 metres in WB04-112; and 140.0 metres in WB04-113 have not yet been received*

To date, a total of 179 holes have been drilled since August 2003, 129 of these holes are located in the Northeast Zone. Two drills continue to test the northern lateral and depth extent of the Northeast Zone, and a third drill is testing the southern edge of the Wight Pit. An updated Table of Assay Results and Drill Plan are available on the Company's website.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation, and verified the technical information in this release. Samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

Imperial's wholly owned Mount Polley property, located 56 kilometres northeast of Williams Lake, BC, has been the focus of continuous exploration that includes diamond drilling and trenching since August of 2003.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Brian Kynoch, President
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 23rd day of September, 2004.

IMPERIAL METALS CORPORATION

Per: *"J. Brian Kynoch"*
Signature of authorized signatory
J. Brian Kynoch, President
Name and office of authorized signatory